UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________________________________________
FORM 6-K
  ___________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2022
Commission file number 1-33867
  ___________________________________________________________
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
  ___________________________________________________________
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM08, Bermuda
(Address of principal executive office)
  ___________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes  ☐            No   ☒

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2022

PART I – FINANCIAL INFORMATION
ITEM 1 – FINANCIAL STATEMENTS
TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. Dollars, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	$	$	$	$

Voyage charter revenues (note 3)	235,080	113,998	399,831	226,199
Time-charter revenues (note 3)	5,102	7,065	11,377	35,350
Other revenues (note 3)	2,207	2,357	5,199	4,620
Total revenues	242,389	123,420	416,407	266,169

Voyage expenses	(126,980)	(71,773)	(228,602)	(140,818)
Vessel operating expenses (notes 12b and 12c)	(39,255)	(43,129)	(78,256)	(86,177)
Time-charter hire expenses	(6,553)	(2,138)	(12,103)	(5,768)
Depreciation and amortization	(25,243)	(26,895)	(50,323)	(53,579)
General and administrative expenses (note 12b)	(11,020)	(12,233)	(21,140)	(23,703)
Gain on sale and (write-down) of assets (note 14)	1,153	(86,686)	732	(87,401)
Restructuring charges (notes 12b and 16)	(413)	—	(413)	—
Income (loss) from operations	34,078	(119,434)	26,302	(131,277)

Interest expense	(8,888)	(9,299)	(17,050)	(19,367)
Interest income	167	29	202	59
Realized and unrealized gain (loss) on derivative instruments (note 7)	872	(512)	2,900	191
Equity loss	(931)	(829)	(1,685)	(1,188)
Other income (expense) (note 8)	2,428	(1,218)	2,295	(475)
Net income (loss) before income tax	27,726	(131,263)	12,964	(152,057)
Income tax recovery (note 9)	822	2,119	1,642	1,548
Net income (loss)	28,548	(129,144)	14,606	(150,509)

Per common share amounts (note 13)
- Basic earnings (loss) per share	$0.84	$(3.83)	$0.43	$(4.46)
- Diluted earnings (loss) per share	$0.83	$(3.83)	$0.43	$(4.46)

Weighted-average number of Class A and Class B common stock outstanding (note 13)
- Basic	33,948,880	33,763,367	33,933,757	33,753,599
- Diluted	34,201,689	33,763,367	34,137,172	33,753,599

Related party transactions (note 12)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars)

	As at	As at
	June 30, 2022	December 31, 2021
	$	$
ASSETS
Current
Cash and cash equivalents	66,266	50,572
Restricted cash – current (note 15)	2,503	2,221
Accounts receivable	73,879	41,085
Bunker and lube oil inventory	84,710	49,028
Prepaid expenses	13,343	10,223
Due from affiliates (note 12c)	4,164	4,220
Current portion of derivative assets (note 7)	1,531	—
Assets held for sale (notes 14 and 18)	17,913	43,543
Accrued revenue	47,511	44,503
Total current assets	311,820	245,395
Restricted cash – long-term (note 15)	3,135	3,135
Vessels and equipment
At cost, less accumulated depreciation of $164.5 million (2021 - $271.9 million) (notes 5 and 14)	439,021	925,249
Vessels related to finance leases, at cost, less accumulated depreciation of $263.8 million (2021 - $112.9 million) (note 6)	842,934	411,749
Operating lease right-of-use assets (notes 6 and 14)	8,701	14,257
Total vessels and equipment	1,290,656	1,351,255
Investment in and advances to equity-accounted joint venture	14,269	12,954
Derivative assets (note 7)	1,673	668
Other non-current assets	1,106	1,422
Intangible assets at cost, less accumulated amortization of $4.4 million (2021 - $4.2 million)	1,266	1,494
Goodwill	2,426	2,426
Total assets	1,626,351	1,618,749
LIABILITIES AND EQUITY
Current
Accounts payable	30,943	34,832
Accrued liabilities (note 12c)	50,774	32,583
Short-term debt (note 4)	15,000	25,000
Current portion of long-term debt (note 5)	11,038	15,500
Current portion of derivative liabilities (note 7)	—	122
Current obligations related to finance leases (note 6)	59,700	27,032
Current portion of operating lease liabilities (note 6)	8,512	9,389
Due to affiliates (note 12c)	14,695	10,944
Other current liabilities (note 3)	624	1,686
Total current liabilities	191,286	157,088
Long-term debt (note 5)	35,446	304,791
Long-term obligations related to finance leases (note 6)	502,868	267,449
Long-term operating lease liabilities (note 6)	1,101	4,868
Other long-term liabilities (note 9)	42,081	46,141
Total liabilities	772,782	780,337
Commitments and contingencies (notes 4, 5, 6 and 7)
Equity
Common stock and additional paid-in capital (585.0 million shares authorized, 29.2 million Class A and 4.6 million Class B shares issued and outstanding as of June 30, 2022, and 585.0 million shares authorized, 29.2 million Class A and 4.6 million Class B shares issued and outstanding as at December 31, 2021) (note 11)	1,301,653	1,301,102
Accumulated deficit	(448,084)	(462,690)
Total equity	853,569	838,412
Total liabilities and equity	1,626,351	1,618,749
Subsequent events (note 18)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Six Months Ended June 30,
	2022	2021
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	14,606	(150,509)
Non-cash items:
Depreciation and amortization	50,323	53,579
(Gain) on sale and write-down of assets (note 14)	(732)	87,401
Unrealized gain on derivative instruments (note 7)	(2,658)	(388)
Equity loss	1,685	1,188
Income tax recovery (note 9)	(2,017)	(1,879)
Other	2,469	378
Change in operating assets and liabilities	(58,036)	(22,873)
Expenditures for dry docking	(3,788)	(12,602)
Net operating cash flow	1,852	(45,705)

FINANCING ACTIVITIES
Proceeds from short-term debt (note 4)	74,000	25,000
Prepayments of short-term debt (note 4)	(84,000)	(25,000)
Proceeds from long-term debt (note 5)	—	70,000
Scheduled repayments of long-term debt (note 5)	(54,106)	(5,615)
Prepayments of long-term debt (note 5)	(222,675)	(15,000)
Proceeds from financing related to sales and leaseback of vessels, net of issuance costs (note 6)	288,119	—
Scheduled repayments of obligations related to finance leases (note 6)	(20,346)	(10,562)
Prepayment of obligations related to finance leases (note 6)	—	(56,724)
Other	(974)	(93)
Net financing cash flow	(19,982)	(17,994)

INVESTING ACTIVITIES
Proceeds from sale of vessels (note 14)	44,520	32,687
Expenditures for vessels and equipment	(7,414)	(7,237)
Loan repayments from equity-accounted joint venture	—	1,500
Advances to equity-accounted joint venture	(3,000)	—
Net investing cash flow	34,106	26,950

Increase (decrease) in cash, cash equivalents and restricted cash	15,976	(36,749)
Cash, cash equivalents and restricted cash, beginning of the period	55,928	103,146
Cash, cash equivalents and restricted cash, end of the period	71,904	66,397
Supplemental cash flow information (note 15)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands of U.S. Dollars, except share amounts)

	Common Stock and Additional Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Deficit $	Total $
Balance as at December 31, 2021	33,789	1,212,570	88,532	(462,690)	838,412
Net loss	—	—	—	(13,942)	(13,942)
Equity-based compensation (note 11)	16	435	—	—	435
Balance as at March 31, 2022	33,805	1,213,005	88,532	(476,632)	824,905
Net income	—	—	—	28,548	28,548
Equity-based compensation (note 11)	41	116	—	—	116
Balance as at June 30, 2022	33,846	1,213,121	88,532	(448,084)	853,569

	Common Stock and Additional Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Deficit $	Total $
Balance as at December 31, 2020	33,738	1,210,688	88,532	(220,318)	1,078,902
Net loss	—	—	—	(21,365)	(21,365)
Equity-based compensation (note 11)	17	341	—	—	341
Balance as at March 31, 2021	33,755	1,211,029	88,532	(241,683)	1,057,878
Net loss	—	—	—	(129,144)	(129,144)
Equity-based compensation (note 11)	24	699	—	—	699
Balance as at June 30, 2021	33,779	1,211,728	88,532	(370,827)	929,433
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

1.Basis of Presentation
The unaudited interim consolidated financial statements (or unaudited consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These unaudited consolidated financial statements include the accounts of Teekay Tankers Ltd., its wholly-owned subsidiaries, equity-accounted joint venture and any variable interest entities (or VIEs) of which it is the primary beneficiary (collectively, the Company). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021, filed on Form 20-F with the U.S. Securities and Exchange Commission (or the SEC) on April 6, 2022. In the opinion of management, these unaudited consolidated financial statements reflect all normal recurring adjustments necessary to present fairly, in all material respects, the Company’s unaudited consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Intercompany balances and transactions have been eliminated upon consolidation.
2.    Recent Accounting Pronouncements
In March 2020, the Financial Accounting Standards Board issued Accounting Standards Update 2020-04, Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (or ASU 2020-04). ASU 2020-04 provides optional guidance for a limited period of time to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank Offered Rate (or LIBOR). The amendments in ASU 2020-04 apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. The Company adopted this update effective January 1, 2022. The Company does not expect any material impact from the adoption of ASU 2020-04.
3.    Revenue
The Company’s primary source of revenue is from chartering its vessels (Aframax tankers, Suezmax tankers and Long Range 2 (or LR2) tankers) to its customers. The Company utilizes two primary forms of contracts, consisting of voyage charters and time charters.

The extent to which the Company employs its vessels on voyage charters versus time charters is dependent upon the Company’s chartering strategy and the availability of time charters. Spot market rates for voyage charters are volatile from period to period, whereas time charters provide a stable source of monthly revenue. The Company also provides ship-to-ship (or STS) support services, which include managing the process of transferring cargo between seagoing ships positioned alongside each other, as well as management services to third-party owners of vessels. For descriptions of these types of contracts, see "Item 18 – Financial Statements: Note 3" in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2021.

The following table contains a breakdown of the Company's revenue by contract type for the three and six months ended June 30, 2022 and June 30, 2021. The Company’s lease income consists of the revenue from its voyage charters and time charters.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Voyage charter revenues
Suezmax	128,163	61,794	212,359	117,737
Aframax	37,200	23,544	67,004	50,613
LR2	40,201	16,518	65,692	33,667
Full service lightering	29,516	12,142	54,776	24,182
Total	235,080	113,998	399,831	226,199

Time-charter revenues
Suezmax	—	955	—	20,390
Aframax	5,102	5,292	11,377	11,532
LR2	—	818	—	3,428
Total	5,102	7,065	11,377	35,350

Other revenues
Ship-to-ship support services	1,094	1,131	2,936	2,101
Vessel management	1,113	1,226	2,263	2,519
Total	2,207	2,357	5,199	4,620

Total revenues	242,389	123,420	416,407	266,169
Charters-out
As at June 30, 2022, one (December 31, 2021 - three) of the Company’s vessels operated under a fixed-rate time-charter contract, which contract is scheduled to expire in 2022. As at June 30, 2022, the minimum scheduled future revenues to be received by the Company under this time charter is approximately $2.8 million (remainder of 2022) (December 31, 2021 - $11.3 million (2022)). The hire payments should not be construed to reflect a forecast of total charter hire revenue for any of the periods. Future hire payments do not include hire payments generated from new contracts entered into after June 30, 2022, from unexercised option periods of contracts that existed on June 30, 2022 or from variable consideration, if any, under contracts. In addition, future hire payments presented above have been reduced by estimated off-hire time for required periodic maintenance and do not reflect the impact of revenue sharing arrangements whereby time-charter revenues are shared with other revenue sharing arrangement participants. Actual amounts may vary given future events such as unplanned vessel maintenance.

Contract Liabilities
As at June 30, 2022, the Company had $nil (December 31, 2021 - $0.9 million) of advanced payments recognized as contract liabilities that are expected to be recognized as time-charter revenues in subsequent periods and which are included in other current liabilities on the Company's unaudited consolidated balance sheets.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
4.    Short-Term Debt
As at June 30, 2022, Teekay Tankers Chartering Pte. Ltd. (or TTCL), a wholly-owned subsidiary of the Company, had a working capital loan facility (or the Working Capital Loan), which provided for aggregate borrowings up to $80.0 million. The amount available for drawdown is limited to a percentage of certain receivables and accrued revenue, which is assessed weekly. The next maturity date of the Working Capital Loan is in November 2022. The Working Capital Loan maturity date is continually extended for further periods of six months thereafter unless and until the lender gives notice in writing that no further extensions shall occur. Proceeds of the Working Capital Loan are used to provide working capital in relation to certain vessels subject to revenue sharing agreements (or RSAs). Interest payments are based on the Secured Overnight Financing Rate (or SOFR) plus a margin of 3.5%. The Working Capital Loan is collateralized by the assets of TTCL. The Working Capital Loan requires the Company to maintain its paid-in capital contribution under the RSAs and the retained distributions of the RSA counterparties in an amount equal to the greater of (a) an amount equal to the minimum average capital contributed by the RSA counterparties per vessel in respect of the RSA (including cash, bunkers or other working capital contributions and amounts accrued to the RSA counterparties but unpaid) and (b) a minimum capital contribution ranging from $20.0 million to $30.0 million based on the amount borrowed. As at June 30, 2022, $15.0 million (December 31, 2021 - $25.0 million) was owing under this facility, the aggregate available borrowings were $74.5 million (December 31, 2021 - $45.4 million) and the interest rate on the facility was 5.1% (December 31, 2021 - 3.6%). As at June 30, 2022, the Company was in compliance with all covenants in respect of this facility.
5.    Long-Term Debt

	As at	As at
	June 30, 2022	December 31, 2021
	$	$
Revolving credit facility due through December 2024	—	271,167
Term loan due in August 2023	47,724	53,339
Total principal	47,724	324,506
Less: unamortized discount and debt issuance costs	(1,240)	(4,215)
Total debt	46,484	320,291
Less: current portion	(11,038)	(15,500)
Long-term portion	35,446	304,791

As at June 30, 2022, the Company had one revolving credit facility (or the 2020 Revolver), which, as at such date, provided for aggregate borrowings of up to $102.7 million (December 31, 2021 - $344.9 million), of which $102.7 million (December 31, 2021 - $73.7 million) was undrawn. Interest payments are based on LIBOR plus a margin of 2.40%. The total amount available under the 2020 Revolver decreases by $18.5 million (remainder of 2022), $31.6 million (2023) and $52.6 million (2024). The 2020 Revolver is collateralized by 14 of the Company's vessels, together with other related security.

As at June 30, 2022, the Company also had one term loan (or the 2020 Term Loan) outstanding, which totaled $47.7 million (December 31, 2021 - $53.3 million). Interest payments are based on LIBOR plus a margin of 2.25%. The term loan reduces in quarterly payments and has a balloon repayment due at maturity in 2023. The 2020 Term Loan is collateralized by four of the Company's vessels, together with other related security.

The 2020 Revolver and the 2020 Term Loan require the Company to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance and 125% of the total outstanding principal balance, respectively, for the facility periods. Such requirements are assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratios drop below the required amounts, the lenders may request that the Company either prepay a portion of the applicable loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at June 30, 2022, the hull coverage ratio was 214% for the 2020 Term Loan, and was not applicable for the 2020 Revolver due to no balance being drawn. A decline in the tanker market could negatively affect these ratios. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5% of the Company's total consolidated debt and obligations related to finance leases. As at June 30, 2022, the Company was in compliance with all covenants in respect of the 2020 Revolver and the 2020 Term Loan.

The weighted-average interest rate on the Company’s long-term debt as at June 30, 2022 was 3.7% (December 31, 2021 - 2.5%). This rate does not reflect the effect of the Company’s interest rate swap agreement (see note 7).

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to June 30, 2022 are $5.6 million (remainder of 2022) and $42.1 million (2023).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
6.    Operating Leases and Obligations Related to Finance Leases
Operating Leases

The Company charters-in vessels from other vessel owners on time-charter contracts, whereby the vessel owner provides use and technical operation of the vessel for the Company. A time charter-in contract is typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. The Company is generally not required to pay the daily hire rate during periods the vessel is not able to operate.
As at June 30, 2022, minimum commitments to be incurred by the Company under time charter-in contracts were approximately $15.0 million (remainder of 2022), $26.3 million (2023), $11.0 million (2024), $6.8 million (2025), $6.8 million (2026) and $19.7 million (thereafter), including one Aframax tanker delivered to the Company in July 2022 to commence a two-year time charter-in contract and one Aframax tanker newbuilding expected to be delivered to the Company in the first quarter of 2023 to commence a seven-year time charter-in contract.
Obligations Related to Finance Leases

	As at	As at
	June 30, 2022	December 31, 2021
	$	$
Obligations related to finance leases	566,781	295,828
Less: unamortized discount and debt issuance costs	(4,213)	(1,347)
Total obligations related to finance leases	562,568	294,481
Less: current portion	(59,700)	(27,032)
Long-term obligations related to finance leases	502,868	267,449

As at June 30, 2022, the Company had sale-leaseback financing transactions with financial institutions relating to 27 of the Company's vessels, including eight vessels for which sale-leaseback financing transactions were completed in March 2022, and five vessels for which sale-leaseback financing transactions were completed in April 2022.
Under the sale-leaseback arrangements completed as of June 30, 2022, the Company transferred the vessels to subsidiaries of the financial institutions (collectively, the Lessors) and leased the vessels back from the Lessors on bareboat charters ranging from six to 12-year terms ending between 2028 and 2031. The Company is obligated to purchase nine of the vessels upon maturity of their respective bareboat charters. The Company also has the option to purchase each of the 27 vessels, 15 of which can be purchased between now and the end of their respective lease terms, four of which can be purchased starting in September 2023 until the end of their respective lease terms, and the remaining eight of which can be purchased starting in March 2024 until the end of their respective lease terms.
The bareboat charters related to all 27 of these vessels require that the Company maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5.0% of the Company's consolidated debt and obligations related to finance leases.
Eighteen of the bareboat charters require the Company to maintain, for each vessel, a minimum hull coverage ratio of 100% of the total outstanding principal balance. As at June 30, 2022, these ratios ranged from 110% to 154% (December 31, 2021 - ranged from 106% to 134%). The nine remaining bareboat charters require the Company to maintain, for each vessel, a minimum hull coverage ratio of 105% of the total outstanding principal balance. As at June 30, 2022, these ratios ranged from 121% to 157% (December 31, 2021 - ranged from 132% to 140%). For 15 of the bareboat charters, should any of these ratios drop below the required amount, the Lessor may request that the Company prepay additional charter hire. For the remaining 12 bareboat charters, should any of these ratios drop below the required amount, the Lessor may request that the Company either prepay additional charter hire in the amount of the shortfall or, in certain circumstances, make a payment to reduce the outstanding principal balance or provide additional collateral satisfactory to the relevant Lessor in the amount of the shortfall, in each case to restore compliance with the relevant ratio.
The requirements of the bareboat charters are assessed annually with reference to vessel valuations compiled by one or more agreed upon third parties. As at June 30, 2022, the Company was in compliance with all covenants in respect of its obligations related to finance leases.
During 2021, the Company completed the repurchase of eight vessels from one lessor. In April 2021, the Company was served with a claim from the counterparty of the bareboat charters relating to these vessels, for reimbursement of breakage costs in respect of interest rate swaps that were entered into by the counterparty at the time of the original transaction in connection with the counterparty's then-underlying financing. The Company filed a defense to this claim in June 2021, rejecting the claim that the Company is responsible for paying these breakage cost reimbursements under the terms of the bareboat charters. As of June 30, 2022, the amount of breakage costs being claimed was $7.3 million. The Company may also be liable to pay a portion of the claimant's legal costs, should the claimant be successful and should costs be allocated as part of any judgement. No loss provision in respect of this claim has been made by the Company based on its assessment of the merits of the claim.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
The weighted-average interest rate on the Company’s obligations related to finance leases as at June 30, 2022 was 5.0% (December 31, 2021 - 4.8%).
As at June 30, 2022, the Company's total remaining commitments related to the financial liabilities of these vessels were approximately $692.5 million (December 31, 2021 - $364.6 million), including imputed interest of $125.7 million (December 31, 2021 - $68.8 million), repayable from 2022 through 2031, as indicated below:

Commitments
June 30, 2022
Year	$
Remainder of 2022	44,338
2023	86,648
2024	84,564
2025	82,275
2026	80,089
Thereafter	314,566
7.    Derivative Instruments
Interest rate swap agreement
The Company uses derivative instruments in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swap as a cash flow hedge of its U.S. Dollar LIBOR-denominated borrowings.

In March 2020, the Company entered into an interest rate swap agreement which is scheduled to mature in December 2024. The following summarizes the Company's interest rate swap agreement as at June 30, 2022:

	Interest Rate	Notional Amount	Fair Value /Carrying Amount of Asset	Remaining Term	Fixed Swap Rate
	Index	$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap agreement	LIBOR	50,000	2,893	2.5	0.76

(1)Excludes the margin the Company pays on its variable-rate long-term debt, which, as of June 30, 2022, ranged from 2.25% to 2.40%.
The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement in the event that the fair value results in an asset being recorded. In order to minimize counterparty risk, the Company only enters into interest rate swap agreements with counterparties that are rated A– or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.
Forward freight agreements
The Company uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized gain (loss) on derivative instruments in the Company's unaudited consolidated statements of income (loss).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
Tabular Disclosure
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s unaudited consolidated balance sheets.

	Current Portion of Derivative Assets	Derivative Assets	Current Portion of Derivative Liabilities
	$	$	$
As at June 30, 2022
Interest rate swap agreement	1,220	1,673	—
Forward freight agreements	311	—	—
	1,531	1,673	—

As at December 31, 2021
Interest rate swap agreement	—	668	(118)
Forward freight agreements	—	—	(4)
	—	668	(122)

Realized and unrealized gains (losses) relating to the interest rate swaps and FFAs are recognized in earnings and reported in realized and unrealized gain (loss) on derivative instruments in the Company’s unaudited consolidated statements of income (loss) as follows:

	Three Months Ended			Three Months Ended
	June 30, 2022			June 30, 2021
	Realized Gains	Unrealized Gains	Total	Realized Losses	Unrealized Losses	Total
	$	$	$	$	$	$
Interest rate swap agreement	32	454	486	(72)	(82)	(154)
Forward freight agreements	300	86	386	(88)	(270)	(358)
	332	540	872	(160)	(352)	(512)

	Six Months Ended			Six Months Ended
	June 30, 2022			June 30, 2021
	Realized (Losses) Gains	Unrealized Gains	Total	Realized Losses	Unrealized Gains (Losses)	Total
	$	$	$	$	$	$
Interest rate swap agreement	(35)	2,343	2,308	(137)	691	554
Forward freight agreements	277	315	592	(60)	(303)	(363)
	242	2,658	2,900	(197)	388	191
8.    Other Income (Expense)
The components of other income (expense) are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Foreign exchange gain (loss)	2,478	(625)	2,324	(13)
Other expense	(50)	(593)	(29)	(462)
Total	2,428	(1,218)	2,295	(475)

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
9.    Income Tax Recovery
The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities on the Company's unaudited consolidated balance sheets:

	Six Months Ended June 30,
	2022 $	2021 $
Balance of unrecognized tax benefits as at January 1	45,603	49,124
Increases for positions related to the current year	1,931	2,075
Increases for positions related to prior years	2,278	3,086
Decreases related to statute of limitations	(5,833)	(7,336)
Foreign exchange gain	(2,244)	(110)
Balance of unrecognized tax benefits as at June 30	41,735	46,839
Included in the Company's current income tax recovery are provisions for uncertain tax positions relating to freight taxes. Positions relating to freight taxes can vary each year depending on the trading patterns of the Company's vessels.
The Company does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include legal advice as to applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.
10.    Fair Value Measurements
For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see "Item 18 – Financial Statements: Note 12" to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2021.
The following table includes the estimated fair value, carrying value and categorization using the fair value hierarchy of those assets and liabilities that are measured at their estimated fair value on a recurring and non-recurring basis, as well as certain financial instruments that are not measured at fair value on a recurring basis.

		June 30, 2022		December 31, 2021
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $
Recurring:
Cash, cash equivalents and restricted cash (note 15)	Level 1	71,904	71,904	55,928	55,928
Derivative instruments (note 7)
Interest rate swap agreement	Level 2	2,893	2,893	550	550
Freight forward agreements	Level 2	311	311	(4)	(4)

Non-recurring:
Assets held for sale (note 14)	Level 2			40,854	40,854
Equity-accounted joint venture (1)	Level 2			9,174	9,174

Other:
Short-term debt (note 4)	Level 2	(15,000)	(15,036)	(25,000)	(25,000)
Advances to equity-accounted joint venture	Level 2	6,780	Note (1)	3,780	3,780
Long-term debt, including current portion (note 5)	Level 2	(46,484)	(47,724)	(320,291)	(325,509)
Obligations related to finance leases, including current portion (note 6)	Level 2	(562,568)	(568,643)	(294,481)	(306,386)
(1)The advances to its equity-accounted joint venture, together with the Company’s investment in the equity-accounted joint venture, form the net aggregate carrying value of the Company’s interests in the equity-accounted joint venture in these unaudited consolidated financial statements. As at December 31, 2021, the Company's investment in its equity-accounted joint venture was written-down to its estimated fair value. At such time, the fair value of the Company's advance to its equity-accounted joint venture was estimated to approximate its carrying value. The fair values of the individual components of such aggregate interests as at June 30, 2022 were not determinable.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
11.    Capital Stock and Equity-Based Compensation
The authorized capital stock of the Company at June 30, 2022 was 100.0 million shares of Preferred Stock (December 31, 2021 - 100.0 million shares), with a par value of $0.01 per share (December 31, 2021 - $0.01 per share), 485.0 million shares of Class A common stock (December 31, 2021 - 485.0 million shares), with a par value of $0.01 per share (December 31, 2021 - $0.01 per share), and 100.0 million shares of Class B common stock (December 31, 2021 - 100.0 million shares), with a par value of $0.01 per share (December 31, 2021 - $0.01 per share). A share of Class A common stock entitles the holder to one vote per share while a share of Class B common stock entitles the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As of June 30, 2022, the Company had 29.2 million shares of Class A common stock (December 31, 2021 – 29.2 million), 4.6 million shares of Class B common stock (December 31, 2021 – 4.6 million) and no shares of preferred stock (December 31, 2021 – nil) issued and outstanding.
During the three and six months ended June 30, 2022, the Company recognized $0.5 million and $1.2 million (2021 - $0.5 million and $0.9 million), respectively, of expenses related to restricted stock units and stock options in general and administrative expenses. During the six months ended June 30, 2022, a total of 83.1 thousand restricted stock units (2021 - 56.0 thousand) with a market value of $1.5 million (2021 - $0.8 million) vested and 48.5 thousand shares (2021 - 35.8 thousand shares) of Class A common stock, net of withholding taxes, were concurrently issued to the grantees.
12.    Related Party Transactions
Management Fee - Related and Other

a.The Company's operations are conducted in part by its subsidiaries, which receive services from Teekay Corporation's (or Teekay's) wholly-owned subsidiary, Teekay Services Ltd. (or the Manager, previously Teekay Shipping Ltd.) and its affiliates. The Manager provides various services under a long-term management agreement (the Management Agreement), as disclosed below. In October 2021, Teekay entered into an agreement to dispose to affiliates of Stonepeak its general partner interest in its publicly listed subsidiary, Teekay LNG Partners L.P. (or Teekay LNG) (now known as Seapeak LLC), all of its common units in Teekay LNG, three subsidiaries which collectively contained the shore-based management operations of Teekay LNG, including Teekay Shipping Ltd., as well as certain of Teekay LNG's joint ventures. In November 2021, Teekay Services Ltd., a wholly-owned subsidiary of Teekay, assumed the role as Manager, in advance of the completion of the dispositions related to Teekay LNG, which closed in January 2022.
b.Amounts (paid) and received by the Company for related party transactions for the periods indicated below were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Vessel operating expenses - technical management fee (i)	(252)	(252)	(504)	(504)
Strategic and administrative service fees (ii)	(8,036)	(9,198)	(15,450)	(18,240)
Secondment fees (iii)	—	(68)	—	(155)
Technical management fee recoveries (iv)	173	174	347	344
Restructuring charges (v) (note 16)	(413)	—	(413)	—
(i)The cost of ship management services provided by a third party has been presented as vessel operating expenses on the Company's unaudited consolidated statements of income (loss). The Company paid such third party technical management fees to the Manager in relation to certain former Tanker Investments Ltd. vessels.
(ii)The Manager’s strategic and administrative service fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses on the Company’s unaudited consolidated statements of income (loss). The Company’s executive officers are employees of Teekay or subsidiaries thereof, and their compensation (other than any awards under the Company’s long-term incentive plan) is set and paid by Teekay or such other subsidiaries. The Company compensates Teekay for time spent by its executive officers on the Company’s management matters through the strategic portion of the management fee.
(iii)The Company pays secondment fees for services provided by some employees of Teekay. Secondment fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses on the Company's unaudited consolidated statements of income (loss).
(iv)The Company receives reimbursements from Teekay for the provision of technical management services. These reimbursements have been presented in general and administrative expenses on the Company's unaudited consolidated statements of income (loss).
(v)The Company incurred restructuring charges under its management agreement of $0.4 million from a subsidiary of Teekay in relation to organizational changes made by the Company's Manager following Teekay's dispositions related to Teekay LNG in January 2022 (see note 16).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
c.The Manager and other subsidiaries of Teekay remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company’s unaudited consolidated balance sheets in "due from affiliates" or "due to affiliates," as applicable, are without interest or stated terms of repayment. In addition, $nil and $1.9 million were payable as crewing and manning costs as at June 30, 2022 and December 31, 2021, respectively, and such amount was included in accrued liabilities on the Company's consolidated balance sheet. These crewing and manning costs were payable as reimbursement to the Manager once they were paid by the Manager to the vessels' crew.
13.    Earnings (Loss) Per Share
The net earnings (loss) available for common shareholders and earnings (loss) per common share are presented in the table below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Net income (loss)	28,548	(129,144)	14,606	(150,509)

Weighted average number of common shares - basic (1)	33,948,880	33,763,367	33,933,757	33,753,599
Dilutive effect of stock-based awards	252,809	—	203,415	—
Weighted average number of common shares - diluted	34,201,689	33,763,367	34,137,172	33,753,599

Earnings (loss) per common share:
– Basic	0.84	(3.83)	0.43	(4.46)
– Diluted	0.83	(3.83)	0.43	(4.46)
(1)     Includes unissued common shares related to non-forfeitable stock-based compensation.
Stock-based awards that have an anti-dilutive effect on the calculation of diluted earnings per common share are excluded from this calculation. In the periods where a loss attributable to shareholders has been incurred, all stock-based awards are anti-dilutive. For the three and six months ended June 30, 2022, nil and 0.1 million (June 30, 2021 - 0.3 million and 0.3 million) restricted stock units, respectively, had anti-dilutive effects on the calculation of diluted earnings per common share. For the three and six months ended June 30, 2022, options to acquire 0.2 million and 0.4 million (June 30, 2021 - 0.6 million and 0.6 million) shares, respectively, of the Company’s Class A common stock had anti-dilutive effects on the calculation of diluted earnings per common share.
14.    Gain on Sale and (Write-down) of Assets
During the three and six months ended June 30, 2022, the Company completed the sale of two Aframax tankers for a total price of $28.1 million, with an aggregate gain on sales of $1.2 million. Both vessels were classified as held for sale on the Company's consolidated balance sheet as at December 31, 2021, and one of these vessels was written down to its estimated sales price, less estimated selling costs at December 31, 2021. During the six months ended June 30, 2022, the previous write-down of $0.6 million for one of these vessels was reversed to reflect its agreed sales price.
During the six months ended June 30, 2022, the Company completed the sale of one Suezmax tanker for $15.5 million. This vessel was written-down to its agreed sales price less selling costs and classified as held for sale on the Company's consolidated balance sheet as at December 31, 2021.
During the six months ended June 30, 2022 and 2021, the Company recorded write-downs of $1.1 million and $0.7 million, respectively, on its operating lease right-of-use assets, which were written-down to their estimated fair values, based on prevailing charter rates for comparable periods, due to a reduction in these charter rates.
During the three and six months ended June 30, 2021, the carrying values of three Suezmax tankers, three LR2 tankers and one Aframax tanker were written down to their estimated fair values, using appraised values provided by third parties, primarily due to a weaker short-term tanker market outlook and a reduction in charter rates as a result of the economic environment, which was impacted by the COVID-19 pandemic. The Company's unaudited consolidated statements of loss for the three and six months ended June 30, 2021 includes write-downs totaling $85.0 million related to these vessels.
During the three and six months ended June 30, 2021, the carrying value of one Aframax tanker was written down to its estimated sales price less estimated selling costs. The Company's unaudited consolidated statements of loss for the three and six months ended June 30, 2021 includes a write-down totaling $1.7 million related to this vessel.
During the six months ended June 30, 2021, the Company completed the sale of two Aframax tankers for a total price of $32.0 million.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
15.    Supplemental Cash Flow Information
Total cash, cash equivalents and restricted cash are as follows:

	As at	As at	As at	As at
	June 30, 2022	December 31, 2021	June 30, 2021	December 31, 2020
	$	$	$	$
Cash and cash equivalents	66,266	50,572	60,498	97,232
Restricted cash – current	2,503	2,221	2,764	2,779
Restricted cash – long-term	3,135	3,135	3,135	3,135
	71,904	55,928	66,397	103,146

The Company maintains restricted cash deposits relating to certain FFAs (see note 7), and as required by the Company's obligations related to certain finance leases (see note 6).
16.     Restructuring Charges
During the three and six months ended June 30, 2022, the Company incurred restructuring charges under its management agreement of $0.4 million from a subsidiary of Teekay. The restructuring charges relate to organizational changes made by the Company's Manager following Teekay's dispositions related to Teekay LNG in January 2022 (see note 12a).
17.     Liquidity
Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of these unaudited consolidated financial statements. Based on the Company's liquidity as at the date these unaudited consolidated financial statements were issued, and from the expected cash flows from Company's operations over the following year, the Company estimates that it will have sufficient liquidity to meet its minimum liquidity requirements under its financial covenants and to continue as a going concern for at least a one-year period following the issuance of these unaudited consolidated financial statements.
18.     Subsequent Events
In July 2022, the Company entered into an agreement to sell one Aframax tanker for $24.8 million. The vessel and its related bunker and lube oil inventory were classified as held for sale on the Company's unaudited consolidated balance sheet as at June 30, 2022. The vessel is expected to be delivered to its new owner during the third quarter of 2022.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
June 30, 2022
PART I - FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in "Item 1 – Financial Statements" of this Report on Form 6-K and with our audited consolidated financial statements contained in "Item 18 – Financial Statements" and "Management’s Discussion and Analysis of Financial Condition and Results of Operations" in "Item 5 – Operating and Financial Review and Prospects" of our Annual Report on Form 20-F for the year ended December 31, 2021.

OVERVIEW
Our business is to own and operate crude oil and product tankers, and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and full service lightering (or FSL) contracts to reduce potential downside risks. Our mix of vessels trading in the spot market or subject to fixed-term time charters will change from time to time. In addition to our core business, we also provide ship-to-ship (or STS) support services, along with our tanker commercial management and technical management operations. As at June 30, 2022, our fleet consisted of 51 vessels, including five chartered-in vessels, and one 50%-owned Very Large Crude Carrier (or VLCC). The following table summarizes our fleet as at June 30, 2022:

	Owned or Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Aframax Tankers	1	—	1
Total Fixed-Rate Fleet (1)	1	—	1

Spot-rate:
Suezmax Tankers	25	—	25
Aframax Tankers (2)(3)(4)	10	2	12
LR2 Product Tankers (2)	9	1	10
VLCC Tanker (5)	1	—	1
Total Spot Fleet (6)	45	3	48
STS Support Vessels	—	2	2
Total Teekay Tankers Fleet	46	5	51
(1)Charter-out contract is scheduled to expire in 2022.
(2)Two Aframax tankers are currently time chartered-in for periods of 24 months expiring in 2023, each with an option to extend for one year. One Long Range 2 (or LR2) product tanker is currently time chartered-in for a period of 18 to 24 months expiring in 2023 with an option to extend for one year.
(3)Excludes one newbuilding Aframax tanker, which is expected to be delivered to us in early-2023 under a seven-year time charter-in contract with options to extend for up to three years.
(4)Excludes one Aframax tanker, which was delivered to us in July 2022 under a 24-month time charter-in contract with no option to extend.
(5)VLCC owned through a 50/50 joint venture (or High-Q joint venture). As at June 30, 2022, the VLCC was trading on spot voyage charters in a pooling arrangement managed by a third party.
(6)As at June 30, 2022, a total of 40 of our owned, leased and chartered-in vessels, as well as 10 vessels not in our fleet and owned by third parties, were subject to revenue sharing agreements (or RSAs).
ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2021.

SIGNIFICANT DEVELOPMENTS IN 2022
Conflict in Ukraine

In late February 2022, the Russian Federation invaded Ukraine. This follows Russia’s involvement in divesting control by Ukraine of the Crimea region and certain parts of south-eastern Ukraine starting in 2014. In response to both events, the United States, several European Union nations, and other countries announced a series of sanctions and executive orders against citizens, entities, and activities connected to Russia and, with respect to the sanctions and orders announced in 2022, Belarus. The sanctions imposed following the 2022 invasion have been numerous and significant in scope. In addition, the United States and several other countries have announced prohibitions on the importation of Russian oil or intentions to cut back on their reliance on Russian oil. Furthermore, several of the world’s largest oil and gas companies, pension and wealth funds and other asset managers have announced divestments of Russian holdings and assets, including those related to the crude oil and petroleum products industries. As a result of these measures, crude oil and petroleum product trading patterns are being significantly impacted as some countries are looking to reduce imports of Russian oil while Russia is having to find alternative markets for its oil exports. There is also a risk that Russian oil production and exports could decline as a result of sanctions should they be unable to find alternative markets for their oil. The conflict is ongoing and, as a result, additional sanctions and executive orders may be implemented that could further impact the trade of crude oil and petroleum products, as well as the supply of Russian oil to the global market and the demand for, and price of, oil and petroleum products.

Novel Coronavirus (COVID-19) Pandemic

The COVID-19 pandemic resulted in a significant decline in global demand for oil during 2020; although oil demand has partially recovered since 2020, new outbreaks may continue to have a negative impact on oil demand in the future. As our business is primarily the transportation of crude oil and refined petroleum products on behalf of our customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services.

For the six months ended June 30, 2022, we did not experience any material business interruptions as a result of the COVID-19 pandemic. Spot tanker rates came under pressure from mid-May 2020 through the beginning of 2022 as a result of significantly reduced oil demand due to the COVID-19 pandemic and the subsequent decision by the OPEC+ group of oil producers to implement record oil supply cuts. Reduced oil production from other oil producing nations due to the impact of the COVID-19 pandemic, as well as the unwinding of floating storage and the delivery of newbuilding vessels to the world tanker fleet, also contributed to the weakness in tanker rates. We continue to monitor the potential impact of the COVID-19 pandemic on us and our industry, including counterparty risk associated with our vessels under contract and the impact on potential vessel impairments. We have also introduced a number of measures to protect the health and safety of the crews on our vessels and our onshore staff.

Effects of the COVID-19 pandemic may include, among others: deterioration of worldwide, regional or national economic conditions and activity and of demand for oil, including due to a potential slowdown in oil demand due to a resurgence of COVID-19 cases and variants in many regions and the potential for continued or renewed restrictions and lockdowns; operational disruptions to us or our customers due to worker health risks and the effects of regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies, (c) maintenance, modifications or repairs to, or dry docking of, our existing vessels due to worker health or other business disruptions, and (d) the timing of crew changes; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; and potential deterioration in the financial condition and prospects of our customers or business partners.

Given the dynamic nature of the pandemic, including the development of variants of the virus that causes COVID-19 and the levels of effectiveness and delivery of vaccines and other actions to contain or treat the virus, the duration of any potential business disruption and the related financial impact and effects on us and our suppliers, customers and industry, cannot be reasonably estimated at this time and could materially affect our business, results of operations and financial condition. Please read "Item 3 - Key Information - Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2021 for additional information about the potential risks of the COVID-19 pandemic on our business.

Vessel Sales

During the first quarter of 2022, we agreed to sell one Suezmax tanker and two Aframax tankers for a total price of $43.6 million. The Suezmax tanker was delivered to its new owner in February 2022 and the Aframax tankers were delivered to their new owners in April 2022.

In July 2022, we agreed to sell one Aframax tanker for $24.8 million. The tanker is expected to be delivered to its new owner during the third quarter of 2022.

Sale-leaseback Financing Transactions

In March 2022, we completed a $177.3 million sale-leaseback financing transaction relating to eight Suezmax tankers. Each vessel is leased on a bareboat charter ranging from six to nine-year terms, with purchase options available commencing at the end of the second year.

In April 2022, we completed a $114.0 million sale-leaseback financing transaction relating to four LR2 products tankers and one Suezmax tanker. Each vessel is leased on a bareboat charter ranging from seven to eight-year terms, with purchase options available throughout the lease terms and a purchase obligation at the end of the leases.

Time Chartered-in Vessels

In June 2022, we entered into a time charter-in contract for an Aframax tanker for a two-year term at a rate of $23,000 per day. The vessel was delivered to us in July 2022.
RESULTS OF OPERATIONS
In accordance with GAAP, we report gross revenues in our unaudited consolidated statements of income (loss) and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated "time-charter equivalent" (or TCE) rates, which represent net revenues (or income (loss) from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain on sale and (write-down) of assets and restructuring charges), which includes voyage expenses, divided by revenue days; in addition, industry analysts typically measure bulk shipping freight and hire rates in terms of TCE rates. This is because under time charter-out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates (both of which are non-GAAP financial measures) where applicable.

Summary

Our consolidated income from operations was $26.3 million for the six months ended June 30, 2022, compared to a loss from operations of $131.3 million in the same period last year. The primary reasons for this increase in income are as follows:
•an increase of $86.9 million due to a decrease in write-downs related to the impairment of two right-of-use assets during the first half of 2022, compared to the impairment of seven tankers and one right-of-use asset, as well as the write-down of one tanker that was held for sale during the same period in the prior year;

•an increase of $70.4 million as a result of higher overall average realized spot TCE rates earned by our Suezmax tankers, Aframax tankers and LR2 product tankers during the first half of 2022, as well as higher earnings from our FSL dedicated vessels;

•an increase of $2.6 million due to a decrease in vessel operating expenses during the first half of 2022, primarily resulting from the timing of repair and maintenance activities;

•an increase of $2.5 million due to a decrease in general and administrative expenses during the first half of 2022, primarily resulting from lower general corporate expenditures;

•an increase of $1.8 million due to fewer off-hire days and lower off-hire bunker expenses during the first half of 2022, primarily related to a reduced number of scheduled dry dockings and ballast water treatment system (or BWTS) installations compared to the same period in the prior year;

•an increase of $1.7 million due to net savings from the sale of six Aframax tankers and one Suezmax tanker at various times during 2021 and the first half of 2022; and

•an increase of $1.4 million due to the addition of one LR2 chartered-in tanker and one Aframax chartered-in tanker that were delivered to us during the second half of 2021, as well as net savings from the redeliveries of one LR2 chartered-in tanker and one Aframax chartered-in tanker to their owners during the first quarter of 2021;

partially offset by:

•a net decrease of $10.4 million due to various vessels returning from time charter-out contracts and earning lower average spot rates during the first half of 2022 compared to previous fixed rates, partially offset by one Aframax tanker commencing on a time charter-out contract during the fourth quarter of 2021 and earning a higher fixed rate during the first half of 2022 compared to the average spot rate in the first half of 2021.

Details of the changes to our results of operations for the three and six months ended June 30, 2022, compared to the three and six months ended June 30, 2021, are provided below.

Three and Six Months Ended June 30, 2022 versus Three and Six Months Ended June 30, 2021

We own and operate crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have original terms of less than one year), including those employed on FSL contracts. In addition, we provide STS support services, along with our tanker commercial management and technical management services.

The following table presents our results for the three and six months ended June 30, 2022 and 2021, and includes a comparison of net revenues, a non-GAAP financial measure, for those periods to income (loss) from operations, the most directly comparable GAAP financial measure:

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands of U.S. Dollars, except percentage changes)	2022	2021	% Change	2022	2021	% Change
Revenues	242,389	123,420	96.4%	416,407	266,169	56.4%
Less: Voyage expenses	(126,980)	(71,773)	76.9%	(228,602)	(140,818)	62.3%
Net revenues	115,409	51,647	123.5%	187,805	125,351	49.8%

Vessel operating expenses	(39,255)	(43,129)	(9.0)%	(78,256)	(86,177)	(9.2)%
Time-charter hire expenses	(6,553)	(2,138)	206.5%	(12,103)	(5,768)	109.8%
Depreciation and amortization	(25,243)	(26,895)	(6.1)%	(50,323)	(53,579)	(6.1)%
General and administrative expenses	(11,020)	(12,233)	(9.9)%	(21,140)	(23,703)	(10.8)%
Gain on sale and (write-down) of assets	1,153	(86,686)	(101.3)%	732	(87,401)	(100.8)%
Restructuring charges	(413)	—	100.0%	(413)	—	100.0%
Income (loss) from operations	34,078	(119,434)	(128.5)%	26,302	(131,277)	(120.0)%

Interest expense	(8,888)	(9,299)	(4.4)%	(17,050)	(19,367)	(12.0)%
Interest income	167	29	475.9%	202	59	242.4%
Realized and unrealized gain (loss) on derivative instruments	872	(512)	(270.3)%	2,900	191	1,418.3%
Equity loss	(931)	(829)	12.3%	(1,685)	(1,188)	41.8%
Other income (expense)	2,428	(1,218)	(299.3)%	2,295	(475)	(583.2)%
Net income (loss) before income tax	27,726	(131,263)	(121.1)%	12,964	(152,057)	(108.5)%
Income tax recovery	822	2,119	(61.2)%	1,642	1,548	6.1%
Net income (loss)	28,548	(129,144)	(122.1)%	14,606	(150,509)	(109.7)%

Net Revenues. Net revenues were $115.4 million and $187.8 million for the three and six months ended June 30, 2022, compared to $51.6 million and $125.4 million for the same periods in the prior year.
The increases for the three and six months ended June 30, 2022 compared to the same periods in the prior year were primarily the result of:

•increases of $52.5 million and $66.5 million for the three and six months ended June 30, 2022, respectively, due to higher overall average realized spot rates earned by our Suezmax tankers, Aframax tankers and LR2 product tankers compared to the same periods in the prior year;

•increases of $4.6 million and $4.8 million for the three and six months ended June 30, 2022, respectively, due to higher net results from our FSL activities resulting from higher overall average FSL spot rates and an increase in the number of FSL voyages compared to the same periods in the prior year;

•increases of $3.0 million and $1.8 million for the three and six months ended June 30, 2022, respectively, due to fewer off-hire days and lower off-hire bunker expenses related to a reduced number of scheduled dry dockings and BWTS installations compared to the same periods in the prior year;

•a net increase of $2.9 million for the three months ended June 30, 2022, primarily due to various vessels returning from time charter-out contracts with higher earnings during the second quarter of 2022 compared to the same period in the prior year, as well as one Aframax tanker commencing on a time charter-out contract during the fourth quarter of 2021 and earning a higher fixed rate during the second quarter of 2022 compared to the average spot rate in the second quarter of 2021;

•a net increase of $0.7 million for the three months ended June 30, 2022, primarily due to the addition of one LR2 chartered-in tanker and one Aframax chartered-in tanker that were delivered to us during the second half of 2021, partially offset by the sale of four Aframax tankers and one Suezmax tanker at various times during the second half of 2021 and first half of 2022; and

•increases of $0.3 million and $0.9 million for the three and six months ended June 30, 2022, respectively, due to higher STS support services revenues resulting from a higher number of operations compared to the same periods in the prior year;

partially offset by:

•a net decrease of $10.4 million for the six months ended June 30, 2022, primarily due to various vessels returning from time charter-out contracts and earning lower average spot rates during the first half of 2022 compared to previous fixed rates, partially offset by one Aframax tanker commencing on a time charter-out contract during the fourth quarter of 2021 and earning a higher fixed rate during the first half of 2022 compared to the average spot rate in the first half of 2021; and

•a net decrease of $0.8 million for the six months ended June 30, 2022, primarily due to the sale of six Aframax tankers and one Suezmax tanker at various times during 2021 and the first half of 2022, as well as the redeliveries of one Aframax chartered-in tanker and one LR2 chartered-in tanker to their owners during the first quarter of 2021, partially offset by the addition of one LR2 chartered-in tanker and one Aframax chartered-in tanker that were delivered to us during the second half of 2021.
Vessel Operating Expenses. Vessel operating expenses were $39.3 million and $78.3 million for the three and six months ended June 30, 2022, respectively, compared to $43.1 million and $86.2 million for the same periods in the prior year. The decreases were primarily due to a reduction of $3.2 million and $6.3 million for the three and six months ended June 30, 2022, respectively, due to the sale of seven tankers during 2021 and the first half of 2022, and a decrease of $1.4 million and $3.6 million for the three and six months ended June 30, 2022, respectively, related to the timing of repair and planned maintenance activities and lower expenditures for ship management costs during the first half of 2022, partially offset by an increase of $1.0 million and $1.6 million for the three and six months ended June 30, 2022, respectively, mainly due to higher expenditures for crewing-related costs, as well as an increase in costs related to a higher volume of STS support services activities during the first half of 2022.
Time-charter Hire Expenses. Time-charter hire expenses were $6.6 million and $12.1 million for the three and six months ended June 30, 2022, respectively, compared to $2.1 million and $5.8 million for the same periods in the prior year. The increases were primarily due to an increase of $4.5 million and $8.1 million for the three and six months ended June 30, 2022, respectively, due to the deliveries to us of three chartered-in vessels during the second half of 2021, including two tankers and one lightering support vessel, and one tanker chartered-in on a short-term contract during the second quarter of 2022, as well as an increase of $0.6 million and $0.7 million for the three and six months ended June 30, 2022, respectively, resulting from a lower expense in the prior year due to the impairments of an operating lease right-of-use asset related to one chartered-in vessel during 2020 and 2021, partially offset by a lower daily charter rate for this chartered-in vessel as part of its new contract, which was entered into during the third quarter of 2021, as well as a decrease of $0.7 million and $2.4 million for the three and six months ended June 30, 2022, respectively, due to the redeliveries to their owners of four chartered-in vessels during 2021, including two tankers and two lightering support vessels.
Depreciation and Amortization. Depreciation and amortization was $25.2 million and $50.3 million for the three and six months ended June 30, 2022, respectively, compared to $26.9 million and $53.6 million for the same periods in the prior year. The decreases were primarily due to a decrease of $2.1 million and $4.2 million for the three and six months ended June 30, 2022, respectively, resulting from the impairments of seven tankers during the first half of 2021, a reduction of $2.0 million and $4.1 million for the three and six months ended June 30, 2022, respectively, due to the sale of five tankers during the second half of 2021 and first half of 2022, partially offset by net increases of $2.4 million and $5.0 million for the three and six months ended June 30, 2022, respectively, primarily due to depreciation related to capitalized expenditures associated with dry dockings and modifications to our vessels during 2021 and 2022.
General and Administrative Expenses. General and administrative expenses were $11.0 million and $21.1 million for the three and six months ended June 30, 2022, respectively, compared to $12.2 million and $23.7 million for the same periods in the prior year. The decreases were primarily due to lower administrative, strategic management, and other fees incurred under our management agreement with a subsidiary of Teekay Corporation (or Teekay) primarily due to organizational changes, as well as the timing of equity-based compensation and other general corporate expenditures.
Gain on Sale and (Write-Down) of Assets. The gain on sale and (write-down) of assets of $1.2 million and $0.7 million for the three and six months ended June 30, 2022, respectively, were due to:
•the sale of two Aframax tankers in April 2022, which resulted in an aggregate gain of $1.2 million during the three and six months ended June 30, 2022, as well as the reversal of the previous write-down of one of these tankers that had been recorded during the fourth quarter of 2021, which reversal was made to reflect the tanker's agreed sales price and resulted in a gain of $0.6 million during the six months ended June 30, 2022;
partially offset by:
•the impairment recorded on two of our operating lease right-of-use assets resulting from a decline in short-term time-charter rates, which resulted in a write-down of $1.1 million during the six months ended June 30, 2022;.
The write-down of assets of $86.7 million and $87.4 million for the three and six months ended June 30, 2021, respectively, were due to:
•    the impairments recorded on three Suezmax tankers, three LR2 tankers and one Aframax tanker due to a weaker short-term tanker market outlook and a reduction in certain charter rates, resulting from the economic climate to which the COVID-19 pandemic was a contributing factor, which resulted in a write-down of $85.0 million for the three and six months ended June 30, 2021;
•the write-down of one Aframax tanker, which was held for sale, by $1.7 million to its estimated sales price during the three and six months ended June 30, 2021; and
•the impairment recorded on one of our operating lease right-of-use assets resulting from a decline in short-term time charter rates, which resulted in a write-down of $0.7 million during the six months ended June 30, 2021.

Restructuring Charges. Restructuring charges of $0.4 million for the three and six months ended June 30, 2022, relate to organizational changes made by a subsidiary of Teekay and incurred under our management agreement, following Teekay's dispositions related to Teekay LNG Partners L.P. (now known as Seapeak LLC) in January 2022, as described in "Item 1 – Financial Statements: Note 12a - Related Party Transactions" of this report.
Interest Expense. Interest expense was $8.9 million and $17.1 million for the three and six months ended June 30, 2022, respectively, compared to $9.3 million and $19.4 million for the same periods in the prior year. The decreases were primarily due to lower principal balances and interest rates related to the eight sale-leaseback transactions completed during 2021, which had higher costs under their previous agreements, partially offset by the write-off of capitalized loan costs resulting from the sale-leaseback transactions completed for 13 vessels during the first half of 2022, and higher average London Interbank Offered Rate (or LIBOR).
Realized and Unrealized Gain (Loss) on Derivative Instruments. Realized and unrealized gain on derivative instruments was $0.9 million and $2.9 million for the three and six months ended June 30, 2022, respectively, compared to an unrealized (loss) gain of $(0.5) million and $0.2 million for the same periods in the prior year.
In March 2020, we entered into an interest rate swap with a notional amount of $50.0 million and a fixed rate of approximately 0.8%, which is scheduled to mature in December 2024. Primarily as a result of changes in long-term forward LIBOR, we recognized an unrealized gain of $0.5 million and $2.3 million for the three and six months ended June 30, 2022, respectively, compared to an unrealized loss of $0.1 million and an unrealized gain of $0.7 million for the same periods in the prior year under the interest rate swap agreement.
We use forward freight agreements (or FFAs) to increase or decrease our exposure to spot market rates, within defined limits. We recognized a realized gain of $0.3 million for the three and six months ended June 30, 2022, compared to a realized loss of $0.1 million for the same periods in the prior year, as well as unrealized gains of $0.1 million and $0.3 million for the three and six months ended June 30, 2022, respectively, compared to an unrealized loss of $0.3 million for the same periods in the prior year under the FFAs.
Equity Loss. Equity loss was $0.9 million and $1.7 million for the three and six months ended June 30, 2022, respectively, compared to equity loss of $0.8 million and $1.2 million for the same periods in the prior year. The increases for the three and six months ended June 30, 2022 were primarily due to the VLCC, in which we have a 50% ownership interest, being off-hire for dry dock and capital modifications for a certain period during 2022, resulting in lower revenues and higher off-hire bunker expenses.
Other Income (Expense). Other income was $2.4 million and $2.3 million for the three and six months ended June 30, 2022, respectively, compared to other expense of $1.2 million and $0.5 million for the same periods in the prior year. The decrease in other expense was primarily due to changes in foreign currency exchange rates related to our accrued tax and working capital balances, as well as premiums paid in relation to the repurchase of two vessels under their previous sale-leaseback agreements during the second quarter of 2021.
Income Tax Recovery. Income tax recovery was $0.8 million and $1.6 million for the three and six months ended June 30, 2022, respectively, compared to $2.1 million and $1.5 million for the same periods in the prior year. The fluctuations were primarily due to lower recoveries related to the expiry of the statute of limitations in certain jurisdictions, as well as changes in vessel trading activities during the three and six months ended June 30, 2022. For additional information, please read "Item 1 – Financial Statements: Note 9 - Income Tax Recovery" of this report.

Tanker Market

Crude tanker spot rates increased during the second quarter of 2022 to the highest level in two years. The increase was largely due to ongoing trade route disruption and longer voyage distances resulting from Russia’s invasion of Ukraine, coupled with positive underlying tanker supply and demand fundamentals.

The increase in tanker tonne-mile demand due to Russia’s invasion of Ukraine has proven to be durable. Short-haul exports of Russian crude oil to Europe have fallen significantly in recent months, with Russian crude oil increasingly being diverted to destinations East of Suez, particularly to India and China, which is increasing tanker tonne-mile demand. In turn, Europe is having to replace short-haul Russian barrels with imports from other regions, most notably from the U.S. Gulf, Latin America, West Africa, and the Middle East, which is also leading to tonne-mile growth. These changes are primarily benefiting the mid-size sectors due to the load and discharge regions involved. Furthermore, these changes appear likely to be long-lasting, with the EU planning to phase out all Russian seaborne crude oil imports by the end of 2022.

Looking ahead, an increase in oil demand over the medium-term is expected, with the International Energy Agency (or IEA) forecasting 1.7 million barrels per day (mb/d) growth in 2022 and a further 2.1 mb/d growth in 2023, despite high oil prices and concerns over the health of the global economy. Much of this growth is expected to be driven by the non-OECD and in particular by China. While strict lockdowns have capped Chinese oil demand for much of the past year, there have been some reduced restrictions in recent weeks, with any significant or sustained movement in that direction likely to necessitate increased oil imports in China. Global oil supply is also rising, driven by both OPEC and non-OPEC sources, with the IEA forecasting an increase of 1.8 mb/d in global oil production between June and December 2022. However, it remains to be seen how Russian oil supply and exports will be impacted once the EU embargo on Russian crude oil imports comes into effect at the end of 2022. In addition, concerns surrounding the health of the global economy due to rising interest rates and inflation, and the potential for further COVID-19 lockdowns in China, are key areas of uncertainty in the coming months.

The outlook for tanker fleet supply continues to be very positive driven by historic low levels of new tanker orders, a rapidly shrinking orderbook, and an aging tanker fleet. Only 2.1 million deadweight tons (mdwt) of tanker orders were placed in the first half of 2022, which is the lowest total for a 6-month period since Clarksons started reporting data in 1996. Furthermore, most of this ordering has been smaller tankers, with no VLCC or Suezmax orders placed since June 2021 and only a small number of Aframaxes ordered. We expect that the level of new tanker orders will remain low in the near-term due to high newbuilding prices, a lack of yard space through the end of 2025 due to record levels of containership and LNG carrier orders, and continued uncertainty over vessel technology. With a diminishing orderbook, and an aging fleet, we expect minimal global fleet growth in 2023 and for negative fleet growth in 2024 and 2025 as removals are expected to outweigh new deliveries into the world fleet.

In summary, recent months have seen average spot rates significantly higher year-on-year and a return of tanker market volatility driven by changing trade patterns and longer voyage distances in the mid-size sectors; we anticipate that this volatility will continue in the near-term. Looking further ahead, tanker supply and demand fundamentals currently look very positive, with the best fleet supply fundamentals seen in more than 25 years and steady demand growth as global oil consumption continues to rebound from the COVID-19 pandemic.

Fleet and TCE Rates

As at June 30, 2022, we owned or leased 45 double-hulled oil and product tankers and time chartered-in two Aframax tankers and one LR2 product tanker. We also owned a 50% interest in one VLCC, the results of which are included in equity loss.
The following table highlights the operating performance of our time-charter vessels and spot vessels trading in RSAs, on voyage charters and in FSL, measured in net voyage revenue per revenue day, or TCE rates, before off-hire bunker expenses:

	Three Months Ended June 30, 2022
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$128,163	$(71,702)	$323	$56,784	2,244	$25,310
Voyage-charter contracts - Aframax (4)	$55,308	$(30,395)	$284	$25,197	1,004	$25,115
Voyage-charter contracts - LR2 (4)	$51,609	$(27,973)	$77	$23,713	888	$26,690
Time charter-out contracts - Aframax	$5,102	$(102)	$(517)	$4,483	206	$21,733
Total	$240,182	$(130,172)	$167	$110,177	4,342	$25,378
(1)Excludes $1.1 million of revenues related to our STS support services operations, $0.8 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, and $0.3 million of bunker commissions earned.
(2)Includes $3.2 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses and a fee earned based on the redelivery location of one time charter-out Aframax tanker during the second quarter of 2022, which are excluded from Average TCE per Revenue Day.
(4)Includes $28.3 million of revenues and $18.8 million of voyage expenses related to our FSL operations, which includes $3.2 million of operating expenses referenced in note (2) above related to FSL operations.

	Three Months Ended June 30, 2021
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$61,794	$(40,829)	$640	$21,605	2,206	$9,797
Voyage-charter contracts - Aframax (4)	$32,846	$(21,431)	$(26)	$11,389	1,185	$9,609
Voyage-charter contracts - LR2 (4)	$19,358	$(11,919)	$355	$7,794	704	$11,079
Time charter-out contracts - Suezmax	$955	$(65)	$(68)	$822	18	$44,202
Time charter-out contracts - Aframax	$5,292	$(338)	$263	$5,217	228	$22,901
Time charter-out contracts - LR2	$818	$(17)	$1	$802	28	$28,207
Total	$121,063	$(74,599)	$1,165	$47,629	4,369	$10,902
(1)Excludes $1.1 million of revenues related to our STS support services operations, $0.9 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, and $0.4 million of bunker commissions earned.
(2)Includes $2.9 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $12.0 million of revenues and $8.4 million of voyage expenses related to our FSL operations, which includes $2.9 million of operating expenses referenced in note (2) above related to FSL operations.

	Six Months Ended June 30, 2022
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$212,359	$(126,685)	$1,095	$86,769	4,419	$19,637
Voyage-charter contracts - Aframax (4)	$105,836	$(63,270)	$437	$43,003	2,060	$20,880
Voyage-charter contracts - LR2 (4)	$81,636	$(44,115)	$115	$37,636	1,787	$21,058
Time charter-out contracts - Aframax	$11,377	$(262)	$(515)	$10,600	476	$22,256
Total	$411,208	$(234,332)	$1,132	$178,008	8,742	$20,363
(1)Excludes $2.9 million of revenues related to our STS support services operations, $1.5 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, and $0.7 million of bunker commissions earned.
(2)Includes $5.7 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses and a fee earned based on the redelivery location of one time charter-out Aframax tanker during the second quarter of 2022, which are excluded from Average TCE per Revenue Day.
(4)Includes $52.7 million of revenues and $35.6 million of voyage expenses related to our FSL operations, which includes $5.7 million of operating expenses referenced in note (2) above related to FSL operations.

	Six Months Ended June 30, 2021
	Revenues (1)(5)	Voyage Expenses (2)(5)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$117,737	$(76,577)	$786	$41,946	4,112	$10,202
Voyage-charter contracts - Aframax (4)	$68,044	$(44,257)	$394	$24,181	2,451	$9,867
Voyage-charter contracts - LR2 (4)(5)	$40,139	$(24,409)	$378	$16,108	1,431	$11,259
Time charter-out contracts - Suezmax	$20,390	$(674)	$(220)	$19,496	436	$44,678
Time charter-out contracts - Aframax	$11,532	$(478)	$272	$11,326	495	$22,894
Time charter-out contracts - LR2	$3,428	$24	$(72)	$3,380	118	$28,534
Total	$261,270	$(146,371)	$1,538	$116,437	9,043	$12,876
(1)Excludes $2.1 million of revenues related to our STS support services operations, $1.7 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, and $0.8 million of bunker commissions earned.
(2)Includes $5.7 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $23.9 million of revenues and $16.2 million of voyage expenses related to our FSL operations, which includes $5.7 million of operating expenses referenced in note (2) above related to FSL operations.
(5)Excludes $0.3 million of revenues and $0.1 million of voyage expenses related to a risk-sharing agreement that was entered into during the first quarter of 2019 for one time charter-in contract, which ended in the first quarter of 2021.

LIQUIDITY AND CAPITAL RESOURCES
Sources and Uses of Capital

We generate cash flows primarily from chartering out our vessels. We employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and full service lightering contracts to reduce potential downside risks. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus may impact our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. There can be other factors that override typical seasonality, such as was the case during the six months ended June 30, 2022, when lower oil demand as a result of the Omicron COVID-19 variant, constrained oil supply resulting from production outages, as well as high crude oil prices which led to increased bunker costs contributed to weak tanker rates in the first two months of 2022, while Russia's invasion of Ukraine has led to an increase in crude tanker rates since late February 2022. While exposure to the volatile spot tanker market is the largest potential cause for changes in our net operating cash flow from period-to-period, variability in our net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service, including chartered-in vessels, and vessel acquisitions or vessel dispositions, among other factors. The number of vessel dry dockings varies each period depending on vessel maintenance schedules.

Our other primary sources of cash are long-term bank borrowings and other debt, lease or equity financings, and to a lesser extent, the proceeds from the sales of our vessels.

Our obligations related to finance leases are described in "Item 1 – Financial Statements: Note 6 - Operating Leases and Obligations Related to Finance Leases", our revolving credit facility and term loan are described in "Item 1 – Financial Statements: Note 5 - Long-Term Debt" and our working capital loan is described in "Item 1 – Financial Statements: Note 4 - Short-Term Debt" of this report. Our working capital loan requires us to maintain a minimum threshold of paid-in capital contribution and retained distributions of participants in the RSAs. Our revolving credit facility and term loan contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. Our revolving credit facility, term loan and obligations related to finance leases require us to maintain certain financial covenants. The terms of and compliance with these financial covenants are described in further detail in "Item 1 – Financial Statements: Note 5 - Long Term Debt" and in "Item 1 – Financial Statements: Note 6 - Operating Leases and Obligations Related to Finance Leases" of this report. If we do not meet these financial or other covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at June 30, 2022, we were in compliance with all covenants under our revolving credit facility, term loan, working capital loan and obligations related to finance leases. Our revolving credit facility, term loan, working capital loan and obligations related to certain finance leases require us to make interest payments based on LIBOR or Secured Overnight Financing Rate (or SOFR) plus a margin. Significant increases in interest rates could adversely affect our results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to changes in interest rates. Our current interest rate swap position is described in further detail in "Item 1 – Financial Statements: Note 7 - Derivative Instruments" of this report.

Our primary uses of cash include the payment of operating expenses, dry-docking expenditures, costs associated with modifications to our vessels, debt servicing costs, scheduled repayments of long-term debt, scheduled repayments of our obligations related to finance leases, funding our other working capital requirements, as well as providing funding to our equity-accounted joint venture from time to time. In addition, we may use cash to acquire new or second-hand vessels to grow the size of our fleet. The timing of the acquisition of vessels depends on a number of factors, including newbuilding prices, second-hand vessel values, the age, condition and size of our existing fleet, the commercial outlook for our vessels and other considerations. As such, vessel acquisition activity may vary significantly from year-to-year.

Cash Flows

The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Six Months Ended June 30,
	2022	2021
(in thousands of U.S. Dollars)	$	$
Net cash flow provided by (used for) operating activities	1,852	(45,705)
Net cash flow used for financing activities	(19,982)	(17,994)
Net cash flow provided by investing activities	34,106	26,950

Net Operating Cash Flow
Net cash flow used for operating activities decreased by $47.6 million for the six months ended June 30, 2022 compared to the same period in 2021. This decrease was primarily due to:

•a net decrease of $73.9 million in cash outflows primarily due to higher operating earnings during the first half of 2022 resulting from higher average realized spot tanker rates, less off-hire days and lower off-hire bunker expenses, as well as lower operating expenses, general and administrative expenses and interest expense, partially offset by lower earnings due to certain vessels returning from time charter-out contracts earning lower spot rates during the first half of 2022 compared to previous fixed rates, partly offset by one vessel time chartered-out during the first half of 2022 and earning a higher fixed rate compared to the average spot rate in the first half of 2021, as well as the sale of seven tankers during 2021 and 2022; and

•a decrease of $8.8 million in cash outflows related to expenditures for dry-docking activities during the first half of 2022 compared with the prior year;

partially offset by:

•an increase of $35.2 million in cash outflows related to changes in net working capital during the first half of 2022.

Net Financing Cash Flow
Net cash flow used for financing activities increased by $2.0 million for the six months ended June 30, 2022 compared to the same period in 2021. The increase was primarily due to:

•an increase of $326.2 million in cash outflows due to a net increase in prepayments and repayments on our revolving credit facility and term loan during the first half of 2022; and

•an increase of $10.0 million in cash outflows due to an increase in net repayments of our working capital facility during the first half of 2022;

partially offset by:

•a net increase of $334.2 million in cash inflows primarily resulting from the sale-leaseback financing transactions completed during the first half of 2022 as well as the purchase of two Suezmax tankers under their previous sale-leaseback financing agreements during the second quarter of 2021, partially offset by an increase in scheduled repayments on our finance lease obligations during the first half of 2022.

Net Investing Cash Flow
Net cash flow provided by investing activities increased by $7.2 million for the six months ended June 30, 2022 compared to the same period in 2021. The increase was primarily due to:

•an increase of $11.8 million in cash inflows resulting from the proceeds received from the sale of one Suezmax tanker and two Aframax tankers during the first half of 2022 compared to proceeds received from the sale of two Aframax tankers during the first half of 2021;

partially offset by:

•an increase of $3.0 million in cash outflows due to an advance provided to our equity-accounted joint venture during the first half of 2022, as well as a decrease of $1.5 million in cash inflows due to a loan repayment from our equity-accounted joint venture during the first half of 2021.

Liquidity
Our primary sources of liquidity are cash and cash equivalents, net operating cash flow, our undrawn credit facilities, and capital raised through financing transactions. Our cash management policies have the primary objectives of minimizing both the probability of loss and return volatility as well as ensuring securities purchased can be sold readily and efficiently. A further objective is ensuring an appropriate return. The nature and extent of amounts that can be borrowed under our revolving credit facility and working capital loan is described in "Item 1 – Financial Statements: Note 5 - Long-Term Debt" and in "Item 1 – Financial Statements: Note 4 - Short-Term Debt" of this report.

Our total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, increased by $83.6 million during the six months ended June 30, 2022 from $144.8 million as at December 31, 2021 to $228.4 million as at June 30, 2022. The increase during the six months ended June 30, 2022 was primarily a result of the following events or changes during the first half of 2022: $288.1 million received from sale-leaseback financing transactions; $44.5 million received from the sale of one Suezmax tanker and two Aframax tankers; a $29.1 million increase in the borrowing capacity of our working capital facility (which size will fluctuate from period-to-period based on changes in outstanding working capital balances), and $1.9 million of net operating cash inflow; partially offset by a $242.3 million decrease in the borrowing capacity of our revolving credit facility as a result of the sale-leaseback financing transactions and vessel sales completed in the first half of 2022, as well as scheduled reductions in the maximum capacity of the facility; $26.0 million of scheduled repayments related to our term loan and obligations related to finance leases; $7.4 million of expenditures for capital upgrades for vessels and equipment; as well as a $3.0 million advance to our equity-accounted joint venture.

We anticipate that our liquidity at June 30, 2022, combined with cash we expect to generate for the 12 months following the date of this report, will be sufficient to meet our cash requirements for at least the one-year period following the date of this report.

Our term loan matures in August 2023 and our revolving credit facility matures in December 2024, and based on the amounts outstanding at June 30, 2022, we will need to refinance $33.7 million in 2023 and $nil in 2024 related to these credit facilities. Our ability to refinance these facilities will depend upon, among other things, the estimated market value of our vessels, our financial condition and the condition of credit markets at such time. In addition, at June 30, 2022, we did not have any capital commitments related to the acquisition of new or second-hand vessels. However, approximately 25% of our fleet is currently aged 15 years and older; as such we may consider fleet renewal in the coming years. We expect that any fleet renewal expenditures will rely upon undrawn revolving credit facilities and new financing arrangements, including bank borrowings, finance leases and potentially the issuance of debt and equity securities.

The following table summarizes our contractual obligations as at June 30, 2022:

(in millions of U.S. Dollars)	Total	12 Months Following June 30, 2022	Remainder of 2023	2024	2025	2026	Beyond 2026
U.S. Dollar-Denominated Obligations
Scheduled repayments of term loan and other debt	29.0	26.2	2.8	—	—	—	—
Repayments at maturity of term loan	33.7	—	33.7	—	—	—	—
Scheduled repayments of obligations related to finance leases	566.8	60.7	30.7	61.9	62.8	63.7	287.0
Chartered-in vessels (operating leases) (1)(2)(3)	85.6	31.0	10.3	11.0	6.8	6.8	19.7
Total	715.1	117.9	77.5	72.9	69.6	70.5	306.7
(1)Includes one Aframax tanker, which was delivered to us in July 2022 under a 24-month time charter-in contract.
(2)Includes one Aframax tanker expected to be delivered to us in early 2023 under a seven-year time charter-in contract.
(3)Excludes payments required if we exercise options to extend the terms of chartered-in leases signed as of June 30, 2022.
Risks and uncertainties related to our liquidity include changes to income tax legislation or the resolution of uncertain tax positions relating to freight tax liabilities as outlined in "Item 1 – Financial Statements: Note 9 - Income Tax Recovery" of this report, which could have a significant financial impact on our business, which we cannot predict with certainty at this time. In addition, as at June 30, 2022, the High-Q joint venture had a loan outstanding with a financial institution with a balance of $26.3 million, and we guarantee 50% of the outstanding loan balance. Finally, passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for our services.
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2021. The following contains those sections of our critical accounting estimates that have been updated for significant developments up to June 30, 2022:

Vessel Impairment

The following contains an update from our Annual Report on Form 20-F for the year ended December 31, 2021 for significant developments up to June 30, 2022 to our critical accounting estimates with respect to Vessel Impairment for vessels where undiscounted cash flows are marginally greater than the carrying values. The table below presents the aggregate market values and carrying values of our vessels that we have determined have a market value that is less than their carrying value and which have estimated future undiscounted cash flows that are only marginally greater than their respective carrying values as of June 30, 2022. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels in the six months ended June 30, 2022 as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values and GAAP does not allow an impairment to be recognized under this circumstance. We consider the vessels reflected in the following table to be at a higher risk of future impairment as compared to other vessels in our fleet:

Aframax, Suezmax and Product Tankers (in thousands of U.S. Dollars, except number of vessels)	# Vessels	Market Values (1)	Carrying Values
Tankers	5	144,800	172,041
(1)Market values are determined using reference to second-hand market comparables. Since vessel values can be volatile, our estimates of market value shown above may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.
Our estimates of future undiscounted cash flows used to determine whether a vessel's carrying value is recoverable involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values, the probability of the vessel being sold and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Such market rates for the first three years are based on prevailing market 3-year time-charter rates and thereafter, a 10-year historical average of actual spot charter rates earned by our vessels, adjusted to exclude years which management has determined as outliers. We consider as outliers those years that have been impacted by rare events or circumstances that have distorted the historical 10-year trailing average to such a degree that this average is not representative of what a reasonable outlook would be if we do not exclude such years. We have identified such events in the current 10-year historical period as at December 31, 2021, which has resulted in the exclusion of years 2012, 2013 and 2021 from our averages. Our estimated charter rates are discounted for the years when the vessel age is 15 years and older, as compared to the estimated charter rates for years when the vessel is younger than 15 years. Such discounts primarily reflect expectations of lower utilization for older vessels.

Our estimates of vessel utilization, including estimated off-hire time, are based on historical experience. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs as well as our expectations of future inflation, operating and maintenance requirements, and our vessel maintenance strategy. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate per tonne. The probability of the vessel being sold is based on our current plans and expectations. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculations of depreciation.

In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms, on-going operating costs and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more judgment and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, the probability and timing of vessels being sold and vessel residual values, due to their volatility. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

Our estimates of future cash flows are more sensitive to changes in certain assumptions, such as future charter rates. For example, for those five vessels in the table above where the undiscounted cash flows are marginally greater than the carrying values, if at June 30, 2022, the 10-year historical average of actual spot charter rates earned by our vessels, adjusted to exclude years which management has determined as outliers, was reduced by 10%, two of those five vessels would have been impaired, resulting in an impairment of $12.6 million. For additional information about our impairment policies, please read "Item 5 – Operating and Financial Review and Prospects - Critical Accounting Estimates - Vessel Impairment" in our Annual Report on Form 20-F for the year ended December 31, 2021.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three and six months ended June 30, 2022 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the volatility of such markets;
•forecasts of worldwide tanker fleet growth or contraction and newbuilding tanker deliveries;
•estimated changes in global oil demand and supply;
•future tanker rates and OPEC+ oil production or oil supply cuts;
•the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;
•timing of and our expectations regarding vessel acquisitions, tanker contracts and delivery of newbuildings;
•the impact of the invasion of Ukraine by Russia on the economy, our industry and our business, including as the result of sanctions on Russian and Belarusian companies and individuals and the persistence of altered trade patterns;
•our expectations regarding the effects of the COVID-19 pandemic and any new outbreaks on our industry and business, including our liquidity and the potential effect on typical seasonal variations in tanker rates;
•impact of changes in charter rates and other assumptions used to estimate future cash flows of our vessels on potential future vessel impairments;
•the impact on us and the shipping industry of environmental regulations, liabilities and developments, including climate change;
•our liquidity needs for the upcoming 12 months, including anticipated funds and sources of financing for liquidity and capital expenditure needs, and the sufficiency of cash flows and other sources of liquidity;
•our expectations regarding the covenants in our financing agreements, including the potential effects of financial covenants or restrictions;
•our expectations regarding, and our accounting estimates and the level of expected changes in our provisions for uncertain tax positions relating to freight taxes in the next 12 months;
•the legal merits and expected outcome of the claim for breakage cost reimbursements that was filed against us;
•the expected impact of new accounting guidance or the adoption of new accounting standards; and
•expected interest payments on our contractual obligations and the impact on our payment obligations if we exercise options to extend chartered-in leases.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements, which involve risks and uncertainties. Important factors that could cause actual results to differ materially include, but are not limited to: spot tanker market rate fluctuations; changes in vessel values; changes in price, the production of or demand for oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or lower than expected levels of tanker scrapping; OPEC+ production and supply levels; the duration and extent of the coronavirus outbreak or any variants and governmental measures implemented in response to the outbreak, and any resulting effects on the markets in which we operate; the impact of the coronavirus outbreak on our ability to maintain safe and efficient operations; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations, including those that may further regulate greenhouse gas emissions; the potential for early termination of charter contracts and our potential inability to renew or replace charter contracts; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; our potential inability to meet our liquidity needs; our future capital expenditure requirements; changes in interest rates and the capital markets; changes in our costs, such as the cost of crews, dry-docking expenses and associated off-hire days; dry-docking delays; Russia's invasion of Ukraine; geopolitical tensions and changes in global economic conditions; our exposure to foreign currency exchange rate fluctuations; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2021. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
June 30, 2022
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3 – Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021, which could materially affect our business, financial condition or results of operations and the price and value of our securities.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 – Defaults Upon Senior Securities
None.
Item 4 – Mine Safety Disclosures
N/A.
Item 5 – Other Information
Our 2022 Annual General Meeting was held on June 15, 2022. The following persons were elected directors for a one-year period by the votes set forth opposite their names:

Terms expiring 2023	Votes For	Votes Withheld	Votes Against	Broker Non-Votes
David Schellenberg	36,879,336	1,474,404	N/A	N/A
Peter Antturi	34,705,270	3,648,470	N/A	N/A
Sai Chu	34,357,112	3,996,628	N/A	N/A
Kenneth Hvid	34,196,568	4,157,172	N/A	N/A
Richard T. du Moulin	30,780,801	7,572,939	N/A	N/A
Item 6 – Exhibits
N/A.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-194404) FILED WITH THE SEC ON MARCH 7, 2014.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-223824) FILED WITH THE SEC ON MARCH 21, 2018.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date:	August 5, 2022	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)